UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	March 2008

PACIFIC ASIA CHINA ENERGY INC.
(Exact name of registrant as specified in its charter)

1620 Dickson Avenue #700, Kelowna, British Columbia, Canada V1Y 9Y2
(Address of principal executive offices)
1. Press Release: March 27, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.    Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.                     Yes ___     No xxx

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

March 27, 2008

PACIFIC ASIA CHINA ENERGY INC. TO BE ACQUIRED BY

GREEN DRAGON GAS FOR APPROXIMATELY CDN$35.18 MILLION

PACIFIC ASIA CHINA ENERGY INC. (“PACE” or the “Company”) today announced that it has entered into an Arrangement Agreement with a Green Dragon Gas wholly owned subsidiary, Greka China Ltd. (“Greka”) under which Greka, through a wholly-owned British Columbia subsidiary, will acquire all of the Company’s outstanding shares at a price of $0.38 per share in cash (the “Transaction”).  The total value of the Transaction is approximately CDN$35.18 million.

This all-cash Transaction for 100 percent of the Company’s shares represents a ~60% premium to the Company’s last traded date on the TSX Venture Exchange,  Thursday, March 20, 2008.

The Transaction has been unanimously approved by the Company’s Board of Directors.  The Company’s Board of Directors has also resolved to recommend to shareholders that they vote in favour of the Transaction.  In determining to recommend the Transaction to the Company’s shareholders, the Board of Directors considered a number of factors and engaged Haywood Securities Inc. (“Haywood”) to prepare a fairness opinion in relation to the Transaction.  Haywood has provided a fairness opinion to the Board of Directors of PACE indicating that, subject to its review of all formal documentation and subject to the assumptions and conditions set forth in such opinion, the consideration to be received by PACE shareholders is fair from a financial point of view.

About the Transaction

The Transaction will be carried out by way of a statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia), and must be approved by the applicable court and by 66⅔ percent of the votes cast by holders of the Company’s shares.  All warrants and options of the Company are to be cancelled under the plan of arrangement and the arrangement is also subject to 66⅔ of votes cast by all holders of warrants, options and shares voting as a single class.  The completion of the Transaction is also subject to customary closing conditions, including regulatory approvals and completion of satisfactory due diligence.  The Transaction is expected to close on May 23, 2008, shortly after receipt of shareholder and court approvals.

Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, which will be filed by the Company on SEDAR and will be available on the SEDAR website at www.sedar.com.  Further information regarding the Transaction will be contained in a proxy circular that the Company will mail to holders of its common shares in connection with the special meeting of shareholders to be held to approve the Transaction.  It is expected that these materials will be mailed in late April 2008 for a meeting to be held in late May 2008.  Once mailed, the proxy circular will be available at www.sedar.com.  All shareholders are urged to read the proxy circular once it is available.

Shareholder Support Agreements

The Company’s directors and officers, who collectively hold approximately 25 percent of the outstanding common shares of the Company, have entered into lock up agreements with Greka to vote their shares in favour of the Transaction, subject to their ability to withdraw such support in the event that the Arrangement Agreement is terminated.

Financial and Legal Advisors

Haywood Securities Inc. is acting as financial advisor to the Company with respect to the Transaction.  The Company’s legal advisor is Blake, Cassels & Graydon LLP.

Green Dragon Gas

Green Dragon Gas (GDG.L) is a vertically integrated gas supplier committed to providing optimum shareholder returns through the execution of an environmentally progressive niche business plan.  Green Dragon’s wholly owned subsidiary, Greka China Ltd. (Greka), is a gas supplier based in China with a focus on the exploration, development, production, distribution and sales of natural gas from coal seams, commonly known as coal bed methane or CBM.  It expects to generate its own CBM supply from three projects in Shanxi province, one project in Jiangxi province and one project in Anhui province covering acreage holdings with an aggregate area of 6620km3 and an estimated 18.1 Tcf of GIP in aggregate.  Greka expects to distribute the CBM production in these projects to its customers mainly in the form of CNG by trucks and to a lesser extent, via pipelines in the form of PNG.

About the Company

 PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

Forward-Looking Information

This press release contains “forward-looking information” that is based on the Company’s current expectations, estimates, forecasts and projections.  This forward-looking information includes, among other things, statements with respect to the potential acquisition of the Company by Greka, the value of the Transaction, the meeting of the Company’s securityholders to consider the Transaction and the approval of the Transaction by the Company’s shareholders, as well as the Company’s plans, outlook and business strategy.  The words “may”, “would”, “could”, “should”, “will”, “likely”, “expect,” “anticipate,” “intend”, “estimate”, “plan”, “forecast”, “project” and “believe” or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information.  Such factors include, but are not limited to: uncertainties related to the ability of the Company and Greka to satisfy the closing conditions to the Transaction, the outcome of the vote by the Company’s securityholders and the decision of the court.

This list is not exhaustive of the factors that may affect our forward-looking information.  These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information.  The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy

"Devinder Randhawa"

Ph: 877-979-7028

Devinder Randhawa, Chairman & CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia China Energy Inc. -- SEC File No. 000-52200 (Registrant)

Date: April 3, 2008	/s/ Devinder Randhawa
Devinder Randhawa, Chairman/CEO/Director